Stradley Ronon Stevens & Young, LLP

1250 Connecticut Avenue, N.W., Suite 500

Washington, D.C. 20036

Telephone  202-822-9611

Fax  202-822-0140

www.stradley.com

Christopher J. Zimmerman, Esq.
(202) 419-8402
czimmerman@stradley.com

March 30, 2012

VIA EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention:  Mr. Chad D. Eskildsen

Re:	Bridgeway Funds, Inc.
File No. 811-08200

Dear Mr. Eskildsen:

This letter (the “Response Letter”) responds to each of the comments provided orally to me on March 20, 2012, regarding the N-CSR filed by Bridgeway Funds, Inc. (the “Registrant”) for the fiscal year ended June 30, 2011.

For your convenience, I have summarized each of your comments in bold, in the order you provided them, and have set forth the Registrant’s response immediately below each comment.

In connection with our responses to your comments, we acknowledge, on behalf of the Registrant, that:

▪	The Registrant is responsible for the adequacy and accuracy of the disclosure in the filing;
▪	Staff comments or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and
▪	The Registrant may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Mr. Chad D. Eskildsen
U.S. Securities and Exchange Commission
March 30, 2012

1.
Comment:  With regard to the Ultra-Small Company Market Fund, on page 48 of the Schedule of Investments under “Capital Markets,” please confirm that Business Development Companies (“BDCs”), such as Gladstone Capital Corp., Kohlberg Capital Corp., and PennantPark Investment Corp., are included in the Fund’s Acquired Fund Fees and Expenses (“AFFE”) subcaption in the Fee Table in the prospectus.

Response: Registrant has consulted with BNY Mellon Investment Services (US) Inc., the Registrant’s administrator and accounting agent, with respect to whether or not BDCs were included in the AFFE subcaption and determined that they were not for the Ultra-Small Company Market Fund.  Registrant also reviewed the BDC holdings for its other Funds and determined that for several other Funds that invest in BDCs, such fees were also not included in the AFFE subcaption.  As a result, Registrant has revised where appropriate via a supplement to the prospectus, and in particular, the Fee Table and Expense Example, to reflect the addition of BDCs to the AFFE subcaption in the Fee Table for the affected Funds.

2.
Comment: As of June 30, 2011, the Small-Cap Value Fund has 36% of its portfolio concentrated in the financial sector, the Large-Cap Growth Fund has 28% of its portfolio concentrated in the information technology sector, the Large-Cap Value Fund has 26% of its portfolio concentrated in the financial sector, and the Blue Chip 35 Index Fund has 26% of its portfolio concentrated in the information technology sector.  Consider adding prospectus strategy and risk disclosure with regard to sector concentration.

Response: Registrant notes that sector concentration may vary significantly depending on index weighting for different periods.  Registrant will continue to analyze sector concentration and will revise the disclosure in the prospectus if appropriate during the next annual registration statement update.

3.
Comment: In Note 2 in the Notes to the Financials, Registrant should amend the current table with regard to swaps (and total return swaps in particular) to include the underlying reference asset or index, an indication of the Fund’s position (fixed or variable), and the reference rate of the particular swap.

Response: Registrant will revise the table in consideration of this Comment for future N-CSR filings.

Mr. Chad D. Eskildsen
U.S. Securities and Exchange Commission
March 30, 2012

*  *  *

 Please do not hesitate to contact me at (202) 419-8402, or, in my absence, Prufesh R. Modhera at (202) 419-8417, if you have any questions or wish to discuss any of the responses presented above.

Respectfully submitted,

/s/ Christopher J. Zimmerman
Christopher J, Zimmerman, Esq.

cc:           Michael Mulcahy
Tammira Philippe
Debbie Hanna
                Linda G. Giuffré
Prufesh R. Modhera, Esq.